UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

      (Check One) [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ x ] Form 10-Q
                  [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

                  For Period Ended:    June 30, 2009
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                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR

                  For the Transition Period Ended:  ___________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing check above, identify the
Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

                     First Litchfield Financial Corporation
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                             Full Name of Registrant

                                       N/A
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                            Former Name if Applicable


                                 13 North Street
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            Address of Principal Executive Office (Street and Number)


                          Litchfield, Connecticut 06759
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                            City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]   (a)   The reason  described in reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[x]   (b)   The subject annual report,  semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filled on or before the fifth calendar day following the prescribed due date: and

[ ]   (c)   The  accountant's  statement  or other  exhibit is  required by Rule
            12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

First Litchfield Financial Corporation (the "Company") will be unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (the "10-Q") by August 14, 2009 without unreasonable effort and expense because the Company needs additional time to complete the preparation of the Company's financial statements for the quarter ended June 30, 2009. See Part IV(3) below.



PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Carroll A. Pereira                   860                     567-8752
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      (Name)                     (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the investment Company Act of 1940 during the preceding months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes [x] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [x] No [ ]

      If so, attach an explanation of the anticipated  change,  both narratively
      and  quantitatively,   and,  if  appropriate,  state  the  reasons  why  a
      reasonable estimate of the results cannot be made.

The Company is evaluating FASB Staff Position 115-2 and SFAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments", effective for interim and annual reporting periods after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. FSP SFAS 115-2 and SFAS 124-2 (i) changes existing guidance for determining whether an impairment is other-than-temporary to debt securities and (ii) replaces the existing requirement that the entity's management assert it has both the intent and ability to hold an impaired security until recovery with a requirement that management assert: (a) it does not have the intent to sell the security; and (b) it is more likely than not it will not have to sell the security before recovery of its cost basis. Under FSP SFAS 115-2 and SFAS 124-2, declines in the fair value of held-to-maturity and available for sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses to the extent the impairment is related to credit losses. The amount of the impairment related to other factors is recognized in other comprehensive income. The Company adopted the provisions of FSP SFAS 115-2 and SFAS 124-2 during the second quarter of 2009. Accordingly, the adoption of FSP SFAS 115-2 and SFAS 124-2 requires a cumulative effect adjustment which necessitates that the previous loss recognition of the non-credit component of impairment be reclassified from retained earnings to other comprehensive income. Therefore, the Company requires additional time to finalize the Company's financial statements and related disclosures for the quarter ended June 30, 2009.

                           Forward-Looking Statements

Statements contained herein contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and expectations of management as well as the assumption made using information currently available to management. Since these statements reflect the views of management concerning future events, these statements involve risks, uncertainties and assumptions, including, among others: changes in market interest rates and general and regional economic conditions; changes in government regulations; changes in accounting principles; and the quality or composition of the loan and investment portfolios and other factors that may be described in the Company's quarterly reports on Form 10-Q and its annual report on Form 10-K, each filed with the Securities and Exchange Commission, which are available at the Securities and Exchange Commission's internet website (www.sec.gov) and to which reference is hereby made. Therefore, actual future results may differ significantly from results discussed in the forward-looking statements.

Additional factors are set forth in the Company's filings with the Securities and Exchange Commission (the "SEC"), accessible on the SEC's website at www.sec.gov.
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                     First Litchfield Financial Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

DATE: August 14, 2009                      By:   /s/  Carroll A. Pereira
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                                                 Name:  Carroll A. Pereira
                                                 Title: Chief Financial Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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